EXHIBIT 99.1

Precision Drilling Announces 2026 First Quarter Unaudited Financial Statements

CALGARY, Alberta, April 29, 2026 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Net Capital Spending, Working Capital and Total Long-Term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this news release.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces its 2026 first quarter results, reflecting higher utilization in both Canadian and U.S. drilling and well service operations year over year.

Financial Highlights

  Revenue of $526 million was 6% higher than $496 million reported in the first quarter of 2025, due to higher activity in both the U.S. and Canada, which more than offset lower results internationally.
  Adjusted EBITDA(1) was $124 million, including $19 million of share-based compensation expense as our share price appreciated 39% in the quarter. In 2025, our Adjusted EBITDA was $137 million and included $3 million of restructuring costs and $3 million of share-based compensation expense.
  Net earnings attributable to shareholders in the first quarter was $17 million compared with $35 million in 2025. Our lower net earnings in 2026 was due to higher share-based compensation expense and increased depreciation expense from the change in useful life estimates.
  Cash provided by operations during the quarter was $63 million, allowing the Company to repurchase $4 million of common shares and reduce debt by $25 million.
  Capital expenditures in the first quarter of 2026 were $65 million compared to $60 million in 2025. Precision has revised its 2026 capital budget to $265 million from $245 million, driven by two contracted Canadian Super Triple drilling rig upgrades and higher expected activity in Canada and the U.S.

Operational Highlights

  Canada averaged 79 active rigs compared to 74 active rigs in the first quarter of 2025, outpacing Canadian industry activity that declined 7%(2).
  Canadian revenue per utilization day decreased to $35,021 from $35,601, primarily due to rig mix, as we had proportionately fewer active Super Triples.
  U.S. averaged 37 active rigs in the first quarter of 2026 versus 30 in 2025. Precision's first quarter 2026 U.S. rig utilization days increased 24% while industry activity declined 7%(2).
  U.S. revenue per utilization day increased to US$33,715 from US$33,157 in the same period last year. Excluding revenue from turnkey projects and idle but contracted rigs, revenue per utilization day in the first quarter of 2026 of US$31,865 was comparable to US$31,894 in 2025.
  Continued deploying Alpha™ digital technologies to unlock performance improvements through automation, data analytics and real-time optimization, delivering record drilling results for our Canadian and U.S. customers.
  Internationally, we had seven rigs under contract versus eight in the first quarter of 2025. Revenue per utilization day was US$51,596 from US$49,419 in 2025, driven by higher mobilization revenue.
  Canadian well service rig operating hours increased 4% versus the same quarter in 2025.

(1)    See "FINANCIAL MEASURES AND RATIOS."
(2)    See "SEGMENT REVIEW OF CONTRACT DRILLING SERVICES."

MANAGEMENT COMMENTARY

Executing Safely and Delivering High Performance Amid Global Volatility

Precision’s President and CEO, Carey Ford, provided the following commentary: “In the first quarter, Precision delivered year over year revenue growth in a declining market, enhanced the capability of our drilling fleet, and continued to deliver on shareholder return commitments.

“As we entered the year, the global operating environment became increasingly complex, driven in part by escalating geopolitical conflict in the Middle East. The resulting commodity and financial market volatility, combined with heightened scrutiny of the global energy industry, has created one of the most unique operating environments we have experienced in several decades. For a company like Precision, with operations in the Middle East, effectively navigating the daily changes is critical.

“Throughout this period, our priorities have remained clear: first and foremost, ensuring the safety of our people; reliably delivering our High Performance, High Value offering to our customers; and increasing the velocity of communication with our customers, vendors, and crews. These priorities position us to respond quickly and decisively as conditions change.

“Internationally, despite minor activity disruptions and increased costs, our crews in the Middle East continue to operate safely and deliver excellent results for our customers. During the quarter, we also reactivated one rig, bringing our total active rig count in the region to seven, all supported by long-term contracts.

“In North America, Precision delivered activity growth in both Canada and the U.S., despite lower industry activity levels year over year. This performance reflects our continued success in driving revenue growth and deepening customer relationships through contracted rig upgrades, disciplined operational excellence, and the deployment of performance-driven technology. Precision remains well positioned as a trusted partner for customers seeking reliable, repeatable, and efficient drilling outcomes.

“Technology continues to be a key differentiator and central to our long-term strategy. During the quarter, we continued deploying Alpha™ digital technologies to unlock performance improvements through automation, data analytics, and real-time optimization, delivering record drilling results for our Canadian and U.S. customers. Our scalable digital portfolio has been a key contributor to our success in North America for several years.

“Looking ahead, we are encouraged by improving customer sentiment in both Canada and the U.S. In Canada, we expect our second quarter activity to be well above last year’s level, supported by demand for our pad-capable Super Triple and Super Single rigs and a robust oil price environment. In the U.S., while we experienced contract churn in March and April, we expect our active rig count to return to the high 30s in June. We are experiencing a notable increase in inquiries from both oil and natural gas customers regarding rig availability and expect further rig additions and pricing increases in the second half of the year. Precision’s scale, technology offering, and operational excellence will support growth opportunities as they emerge.

“Precision continues to maintain a disciplined approach to capital allocation, prioritizing balance sheet strength, high-return investments in our equipment and technology, and enhanced shareholder returns. We remain focused on maximizing free cash flow generation and reaffirm our published shareholder return commitments for 2026.

“I would like to thank our field leadership and crews for their continued commitment to safety, execution, and customer service. Their dedication underpins our ability to deliver consistent performance and advance our High Performance, High Value strategy while delivering long-term value for all stakeholders,” concluded Mr. Ford.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2026	2025	% Change
Revenue	526,051	496,331	6.0
Adjusted EBITDA(1)	123,947	137,497	(9.9)
Net earnings	17,845	34,947	(48.9)
Net earnings attributable to shareholders	17,376	34,511	(49.7)
Cash provided by operations	63,154	63,419	(0.4)

Cash used in investing activities	74,702	57,202	30.6
Capital spending by spend category(1)
Expansion and upgrade	30,274	19,546	54.9
Maintenance and infrastructure	34,726	40,419	(14.1)
Proceeds on sale	(2,287)	(3,765)	(39.3)
Net capital spending(1)	62,713	56,200	11.6

Net earnings attributable to shareholders per share:
Basic	1.34	2.52	(46.8)
Diluted	1.34	2.20	(39.1)
Weighted average shares outstanding:
Basic	12,932	13,683	(5.5)
Diluted	12,941	14,287	(9.4)

(1)    See "FINANCIAL MEASURES AND RATIOS."

Operating Highlights

	For the three months ended March 31,
	2026	2025	% Change
Contract drilling rig fleet	184	215	(14.4)
Drilling rig utilization days:
Canada	7,116	6,680	6.5
U.S.	3,332	2,691	23.8
International	611	720	(15.1)
Revenue per utilization day:
Canada (Cdn$)	35,021	35,601	(1.6)
U.S. (US$)	33,715	33,157	1.7
International (US$)	51,596	49,419	4.4
Operating costs per utilization day:
Canada (Cdn$)	20,739	20,821	(0.4)
U.S. (US$)	24,424	23,568	3.6

Service rig fleet(1)	145	143	1.4
Service rig operating hours(1)	68,219	65,635	3.9

(1)    The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

Drilling Activity

	Average for the quarter ended 2025				Average for the quarter ended 2026
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count(1):
Canada	74	50	63	66	79
U.S.	30	33	36	37	37
International	8	7	7	7	7
Total	112	90	106	110	123

(1)    Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2026	December 31, 2025
Working capital(1)	208,099	186,815
Cash	41,462	85,781
Long-term debt	663,859	679,291
Total long-term financial liabilities(1)	728,252	746,944
Total assets	2,748,154	2,726,690
Long-term debt to long-term debt plus equity ratio(1)	0.29	0.30

(1)    See "FINANCIAL MEASURES AND RATIOS."

Summary for the three months ended March 31, 2026:

  Revenue in the first quarter was $526 million, $30 million higher than in 2025 as U.S. and Canadian revenue increased by $24 million and $13 million, respectively, due to higher drilling activity, while partially offset by lower international drilling activity.
  Adjusted EBITDA decreased 10% to $124 million from $137 million in the first quarter of 2025. The decrease was primarily due to higher share-based compensation expense of $19 million compared with $3 million in the same period last year, as well as increased rig reactivation costs. For additional information on share-based compensation, please refer to "Other Items" later in this news release.
  Net earnings attributable to shareholders was $17 million or $1.34 per share compared to $35 million or $2.52 per share for the same period last year. The decrease was due to higher share-based compensation expense, as our share price appreciated 39% in the quarter, and increased depreciation expense from the change in useful life estimates.
  Cash provided by operations was $63 million and the Company repurchased 36,874 shares for $4 million and reduced long-term debt by $25 million. Precision ended the quarter with $41 million of cash and more than $430 million in available liquidity.
  In Canada, our operating margin(2) was $14,282 compared to $14,780 in the same period last year. The decrease was primarily due to rig mix, as we had proportionately fewer active Super Triples.
  In the U.S., our operating margin was US$9,291 compared to US$9,589 in 2025. Excluding the impact of turnkey projects and idle but contracted rig revenue, our operating margin was US$9,287 in 2026 compared to US$8,360 in 2025. The increase was primarily due to fixed costs being spread over more activity days.
  Internationally, we had revenue per utilization per day of US$51,596 compared to US$49,419 in the same period last year. The increase of 4% was primarily due to higher mobilization revenue. We realized revenue of US$32 million in the first quarter of 2026 compared to US$36 million in 2025 as higher revenue per utilization day was more than offset by lower activity following the expiration of a drilling contract in Kuwait.
  Completion and Production Services revenue was $80 million, consistent with the first quarter of 2025. Adjusted EBITDA was $18 million, representing 22%(1) of revenue which is consistent with the first quarter of 2025.
  General and administrative expenses were $42 million versus $30 million in the first quarter of 2025, with the increase primarily due to higher share-based compensation expense.
  Capital expenditures were $65 million compared to $60 million in the first quarter of 2025 and included $35 million for the maintenance of existing assets, infrastructure, and intangible assets and $30 million for upgrades(1).

(1)    See "FINANCIAL MEASURES AND RATIOS."
(2)    Defined as revenue per utilization day less operating costs per utilization day.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2026 strategic priorities and the progress made during the first quarter are summarized below.

  Drive revenue growth and deepen customer relationships through contracted upgrades, continuous operational excellence, and by leveraging our performance-driven technology as a key competitive differentiator.
    Grew rig utilization in both Canada and the U.S. even though industry activity declined in each region.
    Maintained strong pricing in Canada and the U.S. compared to the previous quarter and the first quarter of 2025.
    Deployed $30 million in targeted fleet upgrades to meet evolving customer requirements and deliver efficient, high-performance drilling outcomes.
  Maximize free cash flow through strategic capital deployment and sustained cost discipline.
    Generated cash from operations of $63 million, allowing Precision to reduce debt and buy back shares.
    Recorded resilient operating margins in Canada and the U.S. compared to the previous quarter and the first quarter of 2025.
  Enhance shareholder returns by reducing debt by $100 million in 2026 and allocating up to 50% of free cash flow, before debt repayments, directly to shareholders.
    Reduced debt by $25 million and continue to target a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times.
    Returned $4 million to shareholders by repurchasing 36,874 shares during the quarter.
    Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of March 31, 2026, we have reduced our debt by $560 million since the beginning of 2022.

(1)    See "FINANCIAL MEASURES AND RATIOS."

OUTLOOK

Ongoing geopolitical tensions in the Middle East have increased global supply risks, contributing to higher oil prices and a renewed focus on energy supply security. This environment continues to support steady upstream investment and near-term activity in politically stable jurisdictions. Customers continue to prioritize capital discipline and returns, resulting in measured but sustained drilling rather than reacting to short-term price movements. However, if the oil price outlook remains constructive, we expect activity levels to increase over the course of the year.

In Canada, demand for our Super Series rigs remains robust, driving one of our most active winter drilling seasons. Improving commodity prices for heavy oil and condensate, plus additional takeaway capacity for both oil and natural gas continue to support Canadian activity levels. As we move into spring break up with more pad-capable Super Triple and Super Single rigs and an improved oil price environment, we expect our second quarter activity to be well above the prior year's level.

In the U.S., the natural gas rig count increased approximately 20% in 2025 as customers became more constructive on LNG off-take and rising AI-related power demand. We capitalized on this trend by increasing activity in key natural gas basins such as the Haynesville and Marcellus, resulting in a 24% increase in U.S. drilling rig utilization days in the first quarter of 2026 compared with 2025. Oil directed drilling activity remained subdued through 2025 and into 2026; however, with a more favorable pricing environment, we are experiencing a notable increase in inquiries from both oil and natural gas customers regarding rig availability and expect further rig additions and pricing increases in the second half of the year.

Internationally, despite minor disruptions and increased costs due to the tension in the Middle East, our crews are safely delivering results for our international customers. We have seven active rigs, including four in Kuwait and three in the Kingdom of Saudi Arabia. These rigs are under five-year term contracts that extend into 2027 and 2028. We currently expect seven active rigs for the remainder of the year. We continue to seek opportunities for our two idle international rigs.

As the premier well service provider in Canada, the long-term outlook for this business is positive, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect customer demand and pricing to remain strong in the foreseeable future, assuming no significant change in market conditions.

Overall, our outlook for the remainder of the year is optimistic, with potential upside driven by sustained higher oil prices amid ongoing geopolitical tensions in the Middle East. In Canada, we expect second quarter operating margins to average between $12,000 and $13,000 per utilization day, driven by a higher proportion of Super Singles working through spring break up compared with the prior year. In the U.S., revenue per utilization day is expected to remain stable, while operating margins are anticipated to range between US$7,500 and US$8,500 per utilization day due to additional rig reactivation expenses.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as of April 29, 2026. For the quarter ending after March 31, 2026, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at April 29, 2026	Average for the quarter ended 2025				Average	Average for the quarter ended 2026				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2025	Mar. 31	June 30	Sept. 30	Dec. 31	2026
Average rigs under term contract:
Canada	20	18	16	21	19	21	17	17	16	18
U.S.	16	16	17	17	17	15	14	11	5	11
International	8	7	7	7	7	7	7	7	7	7
Total	44	41	40	45	43	43	38	35	28	36

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment; and Completion and Production Services, which includes our service rigs, oilfield equipment rental, and camp services.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change
Revenue	449,009	419,457	7.0
Expenses:
Operating	303,573	272,412	11.4
General and administrative	12,441	11,029	12.8
Adjusted EBITDA(1)	132,995	136,016	(2.2)
Adjusted EBITDA as a percentage of revenue(1)	29.6%	32.4%

(1)    See "FINANCIAL MEASURES AND RATIOS."

Canadian onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	199	74	214

(1)    Canadian operations only.
(2)    Source: Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	37	530	30	572

(1)    United States lower 48 operations only.
(2)    Source: Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change
Revenue	79,931	79,330	0.8
Expenses:
Operating	59,675	59,112	1.0
General and administrative	2,644	2,672	(1.0)
Adjusted EBITDA(1)	17,612	17,546	0.4
Adjusted EBITDA as a percentage of revenue(1)	22.0%	22.1%
Well servicing statistics:
Number of service rigs (end of period)(2)	145	143	1.4
Service rig operating hours(2)	68,219	65,635	3.9

(1)    See "FINANCIAL MEASURES AND RATIOS."
(2)    The service rig fleet and service rig operating hours exclude our U.S. operations that we wound down in the second quarter of 2025.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2025 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Cash settled share-based incentive plans	15,961	403
Equity settled share-based incentive plans	2,912	2,427
Total share-based incentive compensation plan expense	18,873	2,830

Allocated:
Operating	3,763	1,128
General and Administrative	15,110	1,702
	18,873	2,830

Depreciation

In 2025, we completed a detailed review of our drilling rig equipment and revised the estimated useful life of drill pipe as more complex drilling programs have reduced the useful life of this asset class. This revision resulted in additional depreciation expense of $11 million in the first quarter of 2026.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Adjusted EBITDA by segment:
Contract Drilling Services	132,995	136,016
Completion and Production Services	17,612	17,546
Corporate and Other	(26,660)	(16,065)
Adjusted EBITDA	123,947	137,497
Depreciation and amortization	84,330	75,036
Gain on asset disposals	(1,713)	(2,872)
Foreign exchange	448	367
Finance charges	12,356	15,760
(Gain) loss on investments and other assets	1,467	(49)
Income taxes	9,214	14,308
Net earnings	17,845	34,947
Non-controlling interest	469	436
Net earnings attributable to shareholders	17,376	34,511

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Capital spending by spend category
Expansion and upgrade	30,274	19,546
Maintenance, infrastructure and intangibles	34,726	40,419
Capital expenditures	65,000	59,965
Proceeds on sale of property, plant and equipment	(2,287)	(3,765)
Net capital spending	62,713	56,200
Purchase of investments and other assets	698	11
Receipt of finance lease payments	(251)	(208)
Changes in non-cash working capital balances	11,542	1,199
Cash used in investing activities	74,702	57,202

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Current assets	505,033	486,915
Current liabilities	(296,934)	(300,100)
Working capital	208,099	186,815

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Total non-current liabilities	827,942	837,707
Deferred tax liabilities	(99,690)	(90,763)
Total long-term financial liabilities	728,252	746,944

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our 2026 strategic priorities;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2026 and beyond;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2026;
  the average number of term contracts in place for 2026;
  customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions; and
  potential commercial opportunities and rig contract renewals.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  continued market demand for our drilling rigs;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate in.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the physical, regulatory and transition impacts of climate change;
  the impact of weather and seasonal conditions on operations and facilities;
  the impact of tariffs and trade disputes;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  the impact of inflation and supply chain disruptions;
  business interruptions related to cybersecurity risks;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, acts of war, social, civil and political unrest in the foreign jurisdictions or regions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2025, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2026	December 31, 2025
ASSETS
Current assets:
Cash	$41,462	$85,781
Accounts receivable	410,271	352,142
Inventory	53,300	48,992
Total current assets	505,033	486,915
Non-current assets:
Deferred tax assets	2,235	2,235
Property, plant and equipment	2,159,598	2,159,212
Intangibles	8,581	9,470
Right-of-use assets	61,023	56,817
Finance lease receivables	4,244	4,474
Investments and other assets	7,440	7,567
Total non-current assets	2,243,121	2,239,775
Total assets	$2,748,154	$2,726,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$276,444	$280,652
Income taxes payable	1,853	1,670
Current portion of lease obligations	18,637	17,778
Total current liabilities	296,934	300,100

Non-current liabilities:
Share-based compensation	8,034	13,780
Provisions and other	6,781	6,704
Lease obligations	49,578	47,169
Long-term debt	663,859	679,291
Deferred tax liabilities	99,690	90,763
Total non-current liabilities	827,942	837,707
Total liabilities	1,124,876	1,137,807
Equity:
Shareholders’ capital	2,245,234	2,238,766
Contributed surplus	77,831	79,270
Accumulated other comprehensive income	174,350	165,020
Deficit	(879,253)	(898,992)
Total equity attributable to shareholders	1,618,162	1,584,064
Non-controlling interest	5,116	4,819
Total equity	1,623,278	1,588,883
Total liabilities and equity	$2,748,154	$2,726,690

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2026	2025

Revenue	$526,051	$496,331
Expenses:
Operating	360,359	329,068
General and administrative	41,745	29,766
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	123,947	137,497
Depreciation and amortization	84,330	75,036
Gain on asset disposals	(1,713)	(2,872)
Foreign exchange	448	367
Finance charges	12,356	15,760
(Gain) loss on investments and other assets	1,467	(49)
Earnings before income taxes	27,059	49,255
Income taxes:
Current	702	1,106
Deferred	8,512	13,202
	9,214	14,308
Net earnings	$17,845	$34,947
Attributable to:
Shareholders of Precision Drilling Corporation	$17,376	$34,511
Non-controlling interest	$469	$436
Net earnings per share attributable to share- holders of Precision Drilling Corporation:
Basic	$1.34	$2.52
Diluted	$1.34	$2.20

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Net earnings	$17,845	$34,947
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	18,244	(658)
Foreign exchange loss on net investment hedge with U.S. denominated debt	(8,914)	(535)
Comprehensive income	$27,175	$33,754
Attributable to:
Shareholders of Precision Drilling Corporation	$26,706	$33,318
Non-controlling interest	$469	$436

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Cash provided by (used in):
Operations:
Net earnings	$17,845	$34,947
Adjustments for:
Long-term compensation plans	9,261	3,016
Depreciation and amortization	84,330	75,036
Gain on asset disposals	(1,713)	(2,872)
Foreign exchange	554	(783)
Finance charges	12,356	15,760
Income taxes	9,214	14,308
Other	(13)	—
(Gain) loss on investments and other assets	1,467	(49)
Income taxes paid	(342)	(321)
Interest paid	(21,991)	(29,637)
Interest received	424	437
Funds provided by operations	111,392	109,842
Changes in non-cash working capital balances	(48,238)	(46,423)
Cash provided by operations	63,154	63,419

Investments:
Purchase of property, plant and equipment	(65,000)	(59,965)
Proceeds on sale of property, plant and equipment	2,287	3,765
Purchase of investments and other assets	(698)	(11)
Receipt of finance lease payments	251	208
Changes in non-cash working capital balances	(11,542)	(1,199)
Cash used in investing activities	(74,702)	(57,202)

Financing:
Issuance of long-term debt	3,000	—
Repayment of long-term debt	(28,000)	(17,110)
Repurchase of share capital	(4,015)	(30,766)
Issuance of common shares from the exercise of options	195	—
Distributions to non-controlling interest	(300)	—
Lease payments	(4,093)	(3,587)
Cash used in financing activities	(33,213)	(51,463)
Effect of exchange rate changes on cash	442	(280)
Decrease in cash	(44,319)	(45,526)
Cash, beginning of period	85,781	73,771
Cash, end of period	$41,462	$28,245

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2026	$2,238,766	$79,270	$165,020	$(898,992)	$1,584,064	$4,819	$1,588,883
Net earnings for the period	—	—	—	17,376	17,376	469	17,845
Other comprehensive income for the period	—	—	9,330	—	9,330	—	9,330
Share options exercised	279	(84)	—	—	195	—	195
Settlement of Executive Performance and Restricted Share Units	4,095	(4,095)	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	(172)	(172)
Share repurchases	(6,378)	—	—	2,363	(4,015)	—	(4,015)
Liability reversal for automated share purchase plan	10,000	—	—	—	10,000	—	10,000
Liability for automated share purchase plan	(1,700)	—	—	—	(1,700)	—	(1,700)
Redemption of non-management directors share units	172	(172)	—	—	—	—	—
Share-based compensation expense	—	2,912	—	—	2,912	—	2,912
Balance at March 31, 2026	$2,245,234	$77,831	$174,350	$(879,253)	$1,618,162	$5,116	$1,623,278

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	34,511	34,511	436	34,947
Other comprehensive income for the period	—	—	(1,193)	—	(1,193)	—	(1,193)
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Share repurchases	(31,141)	—	—	—	(31,141)	—	(31,141)
Liability reversal for automated share purchase plan	10,000	—	—	—	10,000	—	10,000
Liability for automated share purchase plan	(5,000)	—	—	—	(5,000)	—	(5,000)
Redemption of non-management directors share units	183	(183)	—	—	—	—	—
Share-based compensation expense	—	2,427	—	—	2,427	—	2,427
Balance at March 31, 2025	$2,287,422	$77,011	$197,827	$(866,323)	$1,695,937	$4,963	$1,700,900

2026 FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Thursday, April 30, 2026.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register-conf.media-server.com/register/BI8811660f92894f7aa14eca5d58cbc0df

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website until the following quarterly conference call is posted.

https://edge.media-server.com/mmc/p/952icqoy

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange and NYSE Texas, Inc., under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com